Caterpillar Financial
Services Corporation
2120 West End Avenue
Nashville, TN 37203

April 30, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gus Rodriguez, Accounting Branch Chief

Re:	Caterpillar Financial Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 001-11241

Dear Mr. Rodriguez:

Caterpillar Financial Services Corporation (“Cat Financial”) appreciates the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated March 26, 2014 (the “Comment Letter”) regarding Cat Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and hereby responds to the Comment Letter. For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Cat Financial’s response to each comment.

We respectfully note that Cat Financial is a wholly-owned subsidiary of Caterpillar Inc. and thereby meets the conditions set forth in General Instruction I (1)(a) and (b) of Form 10-K, and therefore qualifies to report on the reduced disclosure format.

Form 10-K filed for the period ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview: 2013 v. 2012, page 12

COMMENT:

1.
Please revise, in future filings, to provide a discussion of new wholesale financings and new operating lease activity for each of the periods presented. You should also address the reasons for the changes therein during each of the periods.

CAT FINANCIAL RESPONSE:

Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, we will include a discussion of new retail and wholesale financings and new operating lease activity for each of the periods

U.S. Securities and Exchange Commission
April 30, 2014

presented and address the reasons for the changes therein. Below is our proposed discussion, using the March 31, 2014 reporting date as an example. Please note we have excluded actual March 31, 2014 numbers as we are in the process of establishing and validating the reporting process and respective controls regarding this newly reported data.
During the first quarter of 2014, new retail financing was $X.XX billion, an [increase/decrease] of $XXX million, or X percent, from the first quarter of 2013. New retail financing [increased/decreased] primarily due to [increases/decreases] in [_______], most notably related to [_______], which was partially offset by an [increase/decrease] in [_______].
New operating lease activity for the first quarter of 2014 was $XXX million, an [increase/ decrease] of $XX million, or X percent, from the first quarter of 2013. New operating lease activity [increased/decreased] primarily due to [increases/decreases] in [_______].
New wholesale financing activity during the first quarter of 2014 was $X.XX billion, an [increase/decrease] of $X.XX billion, or X percent, from 2013. New wholesale financing [increased/decreased] primarily due to [increase/decreases] in [_______].

COMMENT:

2.
Please tell us whether the company focuses on the financing margins recognized on each of the different asset classes and how the related different sources of funding impact the company’s business decisions.

CAT FINANCIAL RESPONSE:

We do not match specific asset classes with specific financing sources. As disclosed on page 25 of the 2013 Form 10-K, we have a match funding policy whereby the interest rate profile (fixed or floating rate) of our debt portfolio is matched to the interest rate profile of our earning asset portfolio (finance receivables and operating leases) within certain parameters. The match funding process focuses on the interest rate and payment characteristics of the earning asset portfolio on an aggregate basis. Accordingly, we do not evaluate financing margins for each asset class, rather, financing margins are evaluated using a total portfolio approach.

2013 vs. 2012 Review of Consolidated Statements of Profit, page 13

COMMENT:

3.
Please revise, in future filings, to separately address revenues recognized within both your retail and wholesale operations for the periods presented. This information is presented separately in consolidated statement of profit and should be presented separately within MD&A as well.

CAT FINANCIAL RESPONSE:

Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, we will separately address revenues recognized within both our retail and wholesale operations for the periods presented. Below is our proposed discussion, using the March 31, 2014 reporting date as an example. Please note we have excluded actual March 31, 2014 numbers as we are in the process of establishing and validating the reporting process and respective controls regarding this newly presented discussion.

U.S. Securities and Exchange Commission
April 30, 2014

Retail revenue for the first quarter of 2014 was $XXX million, an [increase/decrease] of $XX million from the first quarter of 2013. The [increase/decrease] was due to a $XX million [favorable/unfavorable] impact from [_________], partially offset by a $XX million [favorable/unfavorable] impact from [_________]
Operating lease revenue for the first quarter of 2014 was $XXX million, an [increase/decrease] of $XX million from the same period in 2013. The [increase/decrease] was due to a $XX million [favorable/unfavorable] impact from [_________] and a $X million [favorable/unfavorable] impact from [_________].
Wholesale revenue for the first quarter of 2014 was $XX million, an [increase/ decrease] of $X million from the first quarter of 2013. The [increase/decrease] was due to an $X million [favorable/unfavorable] impact from [_________] and an $X million [favorable/unfavorable] impact from [_________].
COMMENT:

4.
In addition, you should also address the annualized average yields recognized for both retail and wholesale revenues individually as well as the changes in average earning assets for all asset classes. Similar disclosures should be made for average interest bearing liabilities (i.e. borrowings) for each period presented as well.

CAT FINANCIAL RESPONSE:

Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, we will address annualized average yields recognized for both retail and wholesale revenues individually as well as the changes in average earning assets for all asset classes. Below is our proposed discussion, using the March 31, 2014 reporting date as an example. Please note we have excluded actual March 31, 2014 numbers as we are in the process of establishing and validating the reporting process and respective controls regarding this newly reported data. Regarding average yields on borrowings, please note our Interest expense discussion in the MD&A section, page 16, of the 2013 Form 10-K, which includes discussion of total interest expense and average borrowing costs in percentage terms. In light of our response to comment 2, we believe this discussion is appropriate and reflective of the way we view and manage interest expense.

Proposed discussion regarding yield for retail revenue:

For the quarter ended March 31, 2014, retail average earning assets were $XX.XX billion, an [increase/decrease] of $XXX million from the same period of 2013. The annualized average yield was X.XX percent for the first quarter of 2014, compared to X.XX percent for the first quarter of 2013.

Proposed discussion regarding yield for wholesale revenue:

For the quarter ended March 31, 2014, wholesale average earning assets were $X.XX billion, an [increase/ decrease] of $XXX million from the same period of 2013. The annualized average yield was X.XX percent for the first quarter of 2014, compared to X.XX percent for the first quarter of 2013.

COMMENT:

5.	Please revise, in future filings, to address the average financing rates on operating leases for the periods presented.

U.S. Securities and Exchange Commission
April 30, 2014

CAT FINANCIAL RESPONSE:

Due to the way operating leases are depicted in the income statement with the entire payment amount characterized as revenue, we believe disclosure of “average financing rates” in the form of an interest rate would mischaracterize operating leases. Revenue on an operating lease portfolio is impacted not only by the cost of funds underlying the lease, but also by the residual assumed in the lease and the depreciation tax benefits available to the lessor under the lease. Given the distinct differences between operating leases and finance receivables, we believe our current disclosure maintains an appropriate context that reflects these differences.

COMMENT:

6.	Please revise, in future filings, to include a discussion of the segment operating results as identified in Note 15 for each of the periods presented. Refer to Item 303(a)(3) of Regulation S-K.

CAT FINANCIAL RESPONSE:

As noted above, Cat Financial meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and therefore reports following the reduced disclosure format. General Instruction I provides that such registrants may omit certain information otherwise required by Regulation S-K Item 303. For reduced disclosure filers, General Instruction I requires a “narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items”. Based on the reduced disclosure format filing requirements, we believe our current narrative analysis provides an appropriate level of analysis of our results of operations and material changes in revenue and expense items.

Expenses, page 13

COMMENT:

7.
Please revise, in future filings, to provide an improved discussion of the credit quality metrics of the portfolio affecting the provision for credit losses (i.e. impaired loans and leases, nonaccruals, troubled debt restructurings) and changes therein between periods presented.

CAT FINANCIAL RESPONSE:

Beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, we will include additional discussion of the credit quality metrics of the portfolio affecting the provision for credit losses and changes therein between periods presented. Below is our proposed discussion, using the March 31, 2014 reporting date as an example:

Provision for credit losses was $33 million for the first quarter of 2014 compared with $16 million for the same period in 2013. The increase was primarily due to an increase in provision expense for finance receivables (the result of an increase in write-offs, net of recoveries, and growth in the portfolio, partially offset by a decrease in the allowance rate).

At the end of the first quarter of 2014, past dues were 2.44 percent, compared with 2.37 percent at the end of 2013. The slight increase in past dues compared to year-end 2013 was primarily due to seasonality impacts. At the end of the first quarter of 2013, past dues were 2.52 percent. Write-offs, net of recoveries,

U.S. Securities and Exchange Commission
April 30, 2014

were $38 million for the first quarter of 2014, compared with $10 million for the first quarter of 2013. The increase was primarily related to higher write-offs in the Latin American marine portfolio that were previously provided for in the allowance for credit losses. Total non-performing finance receivables, which represent finance receivables currently over 120 days past due and/or on non-accrual status or in bankruptcy, were $385 million and $425 million at March 31, 2014 and December 31, 2013, respectively. Total non-performing finance receivables as a percentage of total finance receivables were 1.29 percent and 1.46 percent at March 31, 2014 and December 31, 2013, respectively.

Our Allowance for credit losses as of March 31, 2014 was $373 million or 1.25 percent of net finance receivables compared with $378 million or 1.30 percent as of December 31, 2013. The lower allowance rate is primarily due to write-offs taken in the first quarter of 2014, partially offset by an allowance increase tied to adverse political and economic developments in a global region that we currently serve. The allowance is subject to an ongoing evaluation based on many quantitative and qualitative factors, including past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current economic conditions. We believe our allowance is sufficient to provide for losses on our existing finance receivable portfolio.

Critical Accounting Policies, page 23

COMMENT:

8.
You disclose that a decrease in the residual value of the equipment that you finance could adversely affect your operating results under Risk Factors. Please disclose a sensitivity analysis of the impact of likely increases and decreases of the changes in your residual values. Please also disclose the assumptions used in your sensitivity analysis.

CAT FINANCIAL RESPONSE:

In addition to the disclosures already included in previous filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, within the residual values for leased assets section of the critical accounting policies discussion, we will disclose a sensitivity analysis of the impact of likely decreases of the changes in our residual values and the assumptions used.

We would respectfully prefer not to reflect the estimated impact from increases in residual values as the impact from increases are more difficult to predict and not symmetrical with the impact from decreases in residual values. This is due to the fact that generally accepted accounting principles delays the recognition of residual value gains until the time the related asset is sold, whereas residual value impairments are recognized immediately. The velocity of used equipment inventory turnover can vary greatly in the equipment industry, making it a challenge to estimate the timing of gains. Thus, with respect to increases, an estimate of an annual impact would be subject to significant variation. Additionally, we believe market risk disclosure rules in Item 305 of Regulation S-K apply analogously to this situation. Such rules require a sensitivity analysis of potential future adverse impacts from likely changes in market prices.

Below is our proposed discussion, using the December 31, 2014 reporting date as an example.

During the term of the leases, residual amounts are monitored. If estimated market values reflect a non-temporary impairment due to economic factors, obsolescence or other adverse circumstances, the residuals

U.S. Securities and Exchange Commission
April 30, 2014

are adjusted to the lower estimated values by a charge to earnings. For equipment on operating leases, the charge is recognized through depreciation expense. If estimated residual values for equipment on operating lease were to decrease by 10 percent from the Company’s current estimates, the impact would be to decrease annual earnings by approximately $XXX million.

Consolidated Statements of Profit, page 36

COMMENT:

9.
We note that you participate in marketing programs sponsored by Caterpillar that provide financing to customers at below market interest rates. Please tell us what consideration you gave to disclosing amounts recognized under these marketing programs as related party revenues on the face of the consolidated statement of profit in accordance with Rule 4-08(k) of Regulation S-X. Please also discuss and analyze the impact of the increasing amount of these marketing incentives on your liquidity and your results of operations within your MD&A.

CAT FINANCIAL RESPONSE:

In determining not to separately disclose related party revenues derived from Caterpillar sponsored marketing programs on the face of the consolidated statement of profit, we considered the manner in which we view and manage our business. Such marketing programs are supplements to customer transactions and therefore viewed as being tied to the financing transaction rather than separate standalone transactions. We believe our existing presentation on the face of the consolidated statement of profit allows the users of the financial statements to see our business “through the eyes of management” because management does not analyze amounts received from Caterpillar marketing programs in connection with assessing financial performance.

In addition it should be noted that, assuming constant volume and mix, a change in revenue attributable to amounts received from Caterpillar under these marketing programs would be largely offset by a change in revenue from the third party obligors. This would result in no meaningful impact on our financing margin, results of operations or liquidity. It is for this reason that management considers the source of the revenue, whether Caterpillar and its affiliates or third party obligors, to be inconsequential. Accordingly, we do not believe a year-over-year variance analysis of changes or separate presentation on the face of the consolidated statements of profit of amounts received from Caterpillar related to marketing programs is meaningful to investors.

We disclose the nature of these marketing programs and the associated amounts in the notes to the financial statements (See Note 13 of the 2013 Form 10-K). We believe our existing disclosures allow the users of the financial statements to evaluate the support received from Caterpillar related to marketing programs.

Note 11-Income Taxes, page 67

COMMENT:

10.
We note the U.S. component showed profit before income taxes in each of the 2011-2013 fiscal periods presented; however, the U.S. component showed a tax benefit in both 2011 and 2013. Please revise in future filings to provide sufficient information to enable the reader to have a better understanding of the

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April 30, 2014

reported tax results for the periods presented. Provide also provide us with sufficient information so that we can understand why a tax benefit is appropriate.

CAT FINANCIAL RESPONSE:

On page 67 of the 2013 Form 10-K, Note 11 – Income Taxes footnote we disclosed our method of calculating U.S. and non-U.S. profit before tax and defined the amounts disclosed in the current income tax provision as follows:

“Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located. Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.”

“Current income tax provision is the amount of income taxes reported or expected to be reported on our income tax returns. Generally, under our tax sharing agreement with Caterpillar, we have paid to or received from (or will pay to or receive from) Caterpillar, our allocated share of certain income tax liabilities or benefits based on our relative share of taxable income or loss.”

The calculation of the U.S. current income tax provision is based on not only U.S. profit before tax but also includes the tax adjustments needed to arrive at taxable income further reduced by any available tax credits. In 2013 and 2011, we reported a current tax benefit because we expected our inclusion in the U.S. consolidated tax return with Caterpillar Inc. to result in a net reduction of the consolidated U.S. tax liability. The benefit from this reduction in tax is allocated to Cat Financial under the tax sharing agreement with Caterpillar Inc. In 2012, we reported a current tax provision to reflect our expected liability to Caterpillar Inc. for our share of the U.S. consolidated tax liability.

When analyzing the relationship between U.S. profit before tax and the total U.S. tax provision including both the current and deferred provision, Cat Financial reported a net benefit in 2011 but a net provision for 2012 and 2013. The total tax provision for Cat Financial differs from applying the U.S. tax rate of 35 percent to the disclosed U.S. profit before tax in large part due to the worldwide nature of the U.S. tax system. Profit earned by a U.S. entity can be subject to taxes in a non-U.S. jurisdiction. The taxes paid in non-U.S. jurisdictions are potentially available as a credit to offset U.S tax, which can result in a decrease to the U.S provision.

In response to the Staff’s comment, we propose to expand the income tax footnote disclosure beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. The expanded disclosure will include language substantially consistent with the following:

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located. For example, the profit before tax reported in the United States may be subject to tax by non-U.S. jurisdictions and profit before tax outside the United States may be subject to tax in the United States. Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

U.S. Securities and Exchange Commission
April 30, 2014

COMMENT:

11.
Please tell us why the U.S. income before tax for 2011 through 2013 in your tax footnote differs significantly from your North American segment profit in your segment footnote since it does not appear that Canada accounts for the large variances noted over each of the three years.

CAT FINANCIAL RESPONSE:

As noted on page 75 of the 2013 Form 10-K, Note 15- Segment Information footnote:

“Our segment data is based on disclosure requirements of accounting guidance on segment reporting, which requires that financial information be reported on the basis that is used internally for measuring segment performance. Internally, we report information for operating segments based on management responsibility.”

In contrast, profit before tax as shown in the income tax footnote is based on the location of the legal entity generating the earnings. As a result, in accordance with the applicable reporting requirements and guidance, management responsibility differs from legal entity reporting.

Approximately 85% of the difference between segment reporting and the income tax footnote is due to expenses allocated outside the North America segment for management responsibility purposes, but otherwise properly allocable to the U.S. for legal entity purposes. Canada accounts for approximately 15% of the difference between the two disclosures.

Considering the different requirements for each disclosure, North America profit in the segment reporting and U.S. profit before tax in the income tax footnotes are not expected to align.

COMMENT:

12.
You disclose benefits of lower foreign tax rates of 9.6% in 2013, 8.6% in 2012 and 9.1% in 2011. Please provide us proposed disclosure to be included in future periodic filings that clarify what the foreign rate differential represents in each of the three years presented. Please identify the significant components of this line item and disclose the existence of any tax holidays.

CAT FINANCIAL RESPONSE:

On page 67 of the 2013 Form 10-K, Note 11- Income Taxes footnote, our effective tax rate reconciliation labels the benefits from lower tax rates as “Subsidiaries’ results subject to tax rates other than U.S. statutory rates.”

There are no significant components of this line item other than the benefit from statutory tax rates in non-U.S. jurisdictions being primarily lower than the U.S. rate of 35%. The earnings of our non-U.S. subsidiaries are indefinitely reinvested resulting in our tax provision reflecting these lower tax rates. Cat Financial has no tax holidays impacting tax rates available in any of the jurisdictions in which it operates.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, we propose to expand our MD&A disclosure to include language substantially consistent with the following:

U.S. Securities and Exchange Commission
April 30, 2014

The annual tax rate differs from the U.S. statutory rate primarily due to results of non-U.S. subsidiaries being subject to statutory tax rates which are generally lower than the U.S. rate of 35%.

Cat Financial hereby acknowledges that:

•	Cat Financial is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Cat Financial’s filings; and

•	Cat Financial may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact me at (615) 341-1016 or by email at Jim.Duensing@cat.com or Kendrick Vaughn, Securities Attorney, by phone at (615) 341-1043 or by email at Kendrick.Vaughn@cat.com.

Sincerely,

Caterpillar Financial Services Corporation

By:	/s/James A. Duensing
James A. Duensing
Executive Vice President and Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, U.S. Securities and Exchange Commission

J. Wesley Blumenshine, General Counsel, Caterpillar Financial Services Corporation